Exhibit 99.1

New Gold Delivers Higher 2016 Second Quarter Cash Flow and Significantly Lowers Full-Year Cost Guidance

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, July 27, 2016 /CNW/ - New Gold Inc. ("New Gold") (TSX:NGD) (NYSE MKT:NGD) today announces its 2016 second quarter results and provides an update on the construction of the company's Rainy River project.

2016 SECOND QUARTER HIGHLIGHTS

•	Gold production of 99,423 ounces increased by 15% relative to 2015 and copper production of 25.7 million pounds increased by 9%
•	All-in sustaining costs(1) decreased to $717 per ounce, including total cash costs(2) of $334 per ounce
•	All four operations generated free cash flow during the quarter
•	Cash generated from operations before changes in non-cash operating working capital(3) of $82 million, a 31% increase compared to 2015
•	Cash generated from operations of $79 million, a 39% increase from 2015
•	Adjusted net earnings(4) of $14 million, or $0.03 per share, relative to an adjusted net loss of $1 million, or nil per share, in 2015
•	Net loss of $9 million, or $0.02 per share, compared to net earnings of $9 million, or $0.02 per share, in 2015
•	Rainy River construction approximately 40% complete at June 30, 2016 with $107 million in capital expenditures during the quarter
•	June 30, 2016 cash and equivalents of $220 million

"We are proud to have delivered such strong second quarter results," stated Randall Oliphant, Executive Chairman. "The combination of higher production, lower costs and improved gold prices enabled us to generate a 39% increase in our cash flow. We are on track to meet our full-year gold production guidance and pleased to be in a position to lower our cost guidance. We look forward to a strong finish to the year."

"At the same time, our Rainy River project is moving ever closer to production. The construction of the processing facilities and initial mining activities are both going very well and we are making good progress in resolving the challenge we encountered earlier this year related to the ground conditions at the water and tailings management facilities," added Mr. Oliphant.

CONSOLIDATED YEAR-TO-DATE OPERATIONAL RESULTS AND 2016 GUIDANCE

Consistent with the expectations the company outlined as part of its first quarter results, gold production increased quarter over quarter, resulting in consolidated gold production of 190,234 ounces in the first six months of 2016 which was 5% higher than the same period of the prior year. As a result of the company's strong first half production, New Gold is well positioned to meet its full-year gold production guidance of 360,000 to 400,000 ounces. At the same time, the company's first half copper production of 51.1 million pounds was higher than planned, increasing by 10% relative to the prior-year period, and New Gold now anticipates it will exceed the high end of its full-year copper production guidance of 81.0 to 93.0 million pounds. Consolidated full-year silver production is expected to be at, or slightly below, the low end of the guidance range of 1.6 to 1.8 million ounces.

For the six-month period ended June 30, 2016, New Gold's all-in sustaining costs of $736 per ounce and total cash costs of $343 per ounce were both well below the prior year and are tracking below the company's 2016 cost guidance. The $233 per ounce decrease in all-in sustaining costs relative to the first half of 2015 was attributable to the combination of a $106 per ounce decrease in total cash costs and a $125 per ounce, or $20 million, decrease in the company's consolidated sustaining costs(1), which include New Gold's cumulative sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures.

Based on New Gold's first half operating results, and assuming current commodity prices and foreign exchange rates, the company now expects its 2016 full-year total cash costs to be $360 to $400 per ounce, a $75 per ounce reduction from the company's original guidance range of $435 to $475 per ounce. As total cash costs form a component of all-in sustaining costs, New Gold similarly expects a $75 per ounce reduction from its 2016 full-year all-in sustaining costs to approximately $750 to $790 per ounce as compared to the company's original guidance range of $825 to $865 per ounce.

NEW GOLD SUMMARY OPERATIONAL RESULTS

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015

GOLD PRODUCTION (thousand ounces)
New Afton	25.3	24.4	50.4	48.3
Mesquite	25.6	22.5	52.9	48.2
Peak Mines	31.3	14.9	50.9	34.3
Cerro San Pedro	17.3	24.7	36.1	50.6
Total Gold Production	99.4	86.4	190.2	181.4

Total Gold Sales (thousand ounces)	101.8	87.8	187.9	180.2
Average Realized Gold Price per ounce(5)	$1,267	$1,191	$1,239	$1,210

COPPER PRODUCTION (million pounds)
New Afton	22.1	19.9	44.5	39.5
Peak Mines	3.6	3.7	6.6	7.1
Total Copper Production	25.7	23.6	51.1	46.6

Total Copper Sales (million pounds)	25.2	23.7	50.4	45.8
Average Realized Copper Price per pound(5)	$2.14	$2.72	$2.14	$2.66

SILVER PRODUCTION (million ounces)
New Afton	0.1	0.1	0.1	0.1
Cerro San Pedro	0.2	0.3	0.5	0.6
Total Silver Production	0.3	0.4	0.7	0.8

Total Silver Sales (million ounces)	0.3	0.4	0.7	0.8
Average Realized Silver Price per ounce(5)	$17.39	$16.23	$15.96	$16.41

TOTAL CASH COSTS(2)($ per ounce)
New Afton	($547)	($940)	($593)	($889)
Mesquite	611	839	618	867
Peak Mines	521	1,157	620	974
Cerro San Pedro	898	879	917	944
Total Cash Costs(2)	$334	$410	$343	$449

All-IN SUSTAINING COSTS(1)($ per ounce)
New Afton	($131)	($235)	($198)	($295)
Mesquite	999	1,533	1,044	1,632
Peak Mines	706	1,549	827	1,337
Cerro San Pedro	941	889	947	955
All-in Sustaining Costs(1)	$717	$922	$736	$969

2016 SECOND QUARTER CONSOLIDATED OPERATIONAL RESULTS

New Gold's second quarter gold production increased by 15% to 99,423 ounces when compared to the prior-year quarter. The increase in quarterly gold production was attributable to New Afton, Mesquite and the Peak Mines all delivering higher production. This was only partially offset by planned lower production from Cerro San Pedro as the mine was in its final months of active mining. Quarterly copper production also increased by 9% to 25.7 million pounds when compared to the second quarter of 2015. Silver production of 0.3 million ounces remained in line with 2015.

During the second quarter, all four of New Gold's operations delivered production at all-in sustaining costs below $1,000 per ounce. As a result of this strong performance, consolidated second quarter all-in sustaining costs of $717 per ounce decreased by $205 per ounce relative to the second quarter of 2015. The significant decrease in all-in sustaining costs relative to the prior-year quarter was attributable to the combination of a $76 per ounce decrease in total cash costs to $334 per ounce and a $129 per ounce, or $6 million, decrease in the company's consolidated sustaining costs. The decrease in total cash costs was driven by the combined benefit of higher gold production, the depreciation of the Canadian and Australian dollars and New Gold's business improvement initiatives more than offsetting the impact of lower by-product revenues resulting from lower realized copper prices(5).

New Afton

Gold production at New Afton during the second quarter increased to 25,287 ounces. The increase relative to the prior-year quarter was due to a 16% increase in mill throughput which more than offset a planned decrease in gold grade. Gold recoveries remained consistent at 83% despite the significant increase in throughput. New Afton's average mill throughput during the second quarter was 15,320 tonnes per day.

As a result of the continued strong throughput, New Afton's quarterly copper production increased by 11% to 22.1 million pounds when compared to the second quarter of 2015.

The $104 per ounce increase in New Afton's all-in sustaining costs to ($131) per ounce was attributable to the impact of lower by-product revenues only being partially offset by the combined benefit of higher gold production, the depreciation of the Canadian dollar relative to the U.S. dollar and a $6 million decrease in sustaining costs. New Afton's second quarter total cash costs of ($547) per ounce were impacted by a $6 million, or $406 per ounce, decrease in by-product revenues relative to the prior-year quarter as the benefit of higher copper sales volumes was more than offset by the decrease in the realized price. As a result of the depreciation of the Canadian dollar relative to the U.S. dollar, the mine's operating costs, including mining, processing and general and administrative costs, decreased to $17.33 per tonne in the second quarter relative to $18.82 per tonne in the prior-year quarter.

New Afton's second quarter co-product cash costs were $543 per ounce of gold and $0.91 per pound of copper relative to $466 per ounce and $1.06 per pound in the prior-year quarter. The mine's second quarter co-product all-in sustaining costs were $711 per ounce of gold and $1.19 per pound of copper relative to the prior-year quarterly all-in sustaining costs of $708 per ounce and $1.61 per pound.

For the six-month period ended June 30, 2016, New Afton's gold production increased to 50,355 ounces when compared to the same period of the prior year. The increase in production was attributable to the combination of higher throughput and recovery more than offsetting a planned decrease in gold grade.

Similarly, the mine's first half copper production increased by 13%, or 5.0 million pounds, to 44.5 million pounds primarily as a result of a 15% increase in mill throughput.

For the six-month period ended June 30, 2016, New Afton's all-in sustaining costs increased by $97 per ounce to ($198) per ounce despite an $8 million, or $348 per ounce, decrease in by-product revenues relative to the first half of 2015 as a result of the decrease in the realized copper price. New Afton's first half sustaining costs decreased by $8 million to $20 million when compared to the first six months of 2015.

New Afton's first half co-product cash costs were $516 per ounce of gold and $0.89 per pound of copper relative to $480 per ounce and $1.04 per pound in the prior-year period. The mine's first half co-product all-in sustaining costs of $672 per ounce of gold and $1.16 per pound of copper were below the costs in the same prior-year period of $689 per ounce and $1.49 per pound.

Mesquite

Second quarter gold production at Mesquite increased by 14% to 25,564 ounces when compared to the prior-year quarter. The increase in production was primarily attributable to a 28% increase in gold grade which was only partially offset by a 13% decrease in ore tonnes mined and placed on the leach pad.

Mesquite's second quarter all-in sustaining costs of $999 per ounce and total cash costs of $611 per ounce were both significantly below the prior-year quarter. The mine's total cash costs benefitted from the combination of higher gold production and lower diesel prices. At the same time, Mesquite's quarterly sustaining costs decreased by $3 million, or $306 per ounce, to $12 million, which contributed to the $534 per ounce total decrease in all-in sustaining costs relative to the second quarter of 2015.

For the six-month period ended June 30, 2016, Mesquite's gold production increased by 10% to 52,935 ounces relative to the prior-year period. Mesquite's first half production benefitted from increased ore tonnes mined and placed on the leach pad as well as higher gold grade.

Mesquite's first half all-in sustaining costs of $1,044 per ounce and total cash costs of $618 per ounce were both significantly below the same period of the prior year. Mesquite's first half sustaining costs decreased by $14 million, or $339 per ounce, to $24 million, which led to a $588 per ounce total decrease in all-in sustaining costs relative to the six-month period ended June 30, 2015.

Peak Mines

Second quarter gold production at the Peak Mines of 31,285 ounces was more than double that of the prior-year quarter. The significant increase in gold production was attributable to the combination of higher gold grade and recovery which was only partially offset by lower throughput. Gold production in the prior-year quarter was well below average due to the impact of geotechnical challenges in the Peak Mines' most gold-rich ore body, Perseverance, which limited the amount of ore that was mined and processed from this area.

Quarterly copper production of 3.6 million pounds remained in line with the second quarter of 2015 as the impact of the decrease in throughput was offset by slight increases in both copper grade and recovery.

All-in sustaining costs at the Peak Mines decreased by $843 per ounce to $706 per ounce relative to the prior-year quarter. The decrease in all-in sustaining costs was a result of a $636 per ounce decrease in total cash costs to $521 per ounce coupled with a $207 per ounce decrease in sustaining costs. The decrease in total cash costs was primarily attributable to the increase in production with costs also benefitting from the depreciation of the Australian dollar relative to the U.S. dollar. The decrease in costs was achieved despite by-product revenues decreasing by $4 million, or $505 per ounce, relative to the prior-year quarter primarily as a result of the decrease in the realized copper price.

For the six-month period ended June 30, 2016, gold production at the Peak Mines increased by 48% to 50,881 ounces relative to the prior-year period. The increase in gold production in the first half of 2016 was driven by an increase in gold grade and recovery for reasons consistent with those noted above for the second quarter.

First half copper production of 6.6 million pounds was slightly below that of the same period of the prior year as an 8% decrease in throughput was only partially offset by 2% increase in copper recovery while copper grade remained consistent.

All-in sustaining costs at the Peak Mines in the first half of 2016 decreased by $510 per ounce to $827 per ounce. The decrease in all-in sustaining costs was attributable to the combination of a $354 per ounce decrease in total cash costs and a $3 million, or $156 per ounce, decrease in sustaining costs. The decrease in total cash costs was driven by the increase in production as well as the depreciation of the Australian dollar relative to the U.S. dollar, which more than offset the impact of by-product revenues decreasing by $5 million, or $251 per ounce, relative the first half of 2015 primarily as a result of the decrease in the realized copper price.

Cerro San Pedro

Cerro San Pedro's second quarter gold production decreased to 17,287 ounces as planned. As the mine was in its final months of active mining, the ore tonnes mined and placed on the leach pad decreased significantly when compared to the prior-year quarter. Cerro San Pedro finished active mining in late June and has now transitioned to residual leaching.

Cerro San Pedro's second quarter silver production was 0.2 million ounces.

Cerro San Pedro's second quarter all-in sustaining costs of $941 per ounce increased slightly relative to the prior-year quarter, driven by a $19 per ounce increase in total cash costs to $898 per ounce. The increase in total cash costs was attributable to the lower gold production.

For the six-month period ended June 30, 2016, consistent with the company's expectations, gold production at Cerro San Pedro decreased to 36,063 ounces as the operation was in the final stages of active mining.

First half silver production of 0.5 million ounces remained in line with the same period of the prior year.

All-in sustaining costs at Cerro San Pedro in the first half of 2016 decreased by $8 per ounce to $947 per ounce. The decrease in all-in sustaining costs was attributable to a decrease in total cash costs resulting from a significant decrease in total tonnes moved in the first half of 2016 relative to the same period of the prior year.

"Our four operations had a very solid second quarter and first half of the year," stated David Schummer, Executive Vice President and Chief Operating Officer. "I am very proud of our operating teams. It is as a result of their efforts that we were able to reduce our cost guidance for the year."

FINANCIAL RESULTS

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015

Revenues	$180.3	$167.7	$334.8	$336.6

Operating margin(6)	95.6	69.5	168.2	138.8

Adjusted net earnings/(loss)(4)	13.7	(1.3)	13.4	(6.4)
Adjusted net earnings/(loss) per share(4)	0.03	-	0.03	(0.01)

Net earnings/(loss)	(8.8)	9.4	18.0	(34.4)
Net earnings/(loss) per share	(0.02)	0.02	0.04	(0.07)

Cash generated from operations before changes in non-cash operating working capital(3)	82.4	62.7	144.5	130.1
Cash generated from operations	79.2	56.9	140.7	126.7

Second quarter revenues of $180 million increased by $13 million, or 8%, relative to 2015 as higher gold and copper sales volumes and a higher realized gold price more than offset a decrease in the realized copper price. Relative to the second quarter of 2015, the average realized price increased by $76 per ounce of gold, or 6%, and $1.16 per ounce of silver, or 7%, while the average realized price of copper decreased by $0.58 per pound, or 21%.

The company's second quarter operating margin(6) increased by $26 million, or 38%, relative to 2015 due the above-noted increase in revenues coupled with a $14 million decrease in the company's quarterly operating expenses. The decrease in operating expenses was attributable to the combined benefit of the depreciation of the Canadian and Australian dollars relative to the U.S. dollar, the planned slowdown of mining activity at Cerro San Pedro and the company's ongoing business improvement initiatives.

New Gold had adjusted net earnings of $14 million, or $0.03 per share, in the second quarter of 2016 relative to an adjusted net loss of $1 million, or $nil per share, in the prior-year quarter. The increase relative to the prior-year quarter was primarily attributable to the increase in operating margin noted above and an $8 million decrease in finance costs, which were only partially offset by an $11 million increase in depreciation and depletion expense and a cumulative $2 million increase in share-based payment and exploration and business development expenses. The decrease in finance costs was driven by a greater portion of the company's interest expense being capitalized against Rainy River.

The company reported a net loss of $9 million, or $0.02 per share, in the second quarter relative to net earnings of $9 million, or $0.02 per share, in the prior-year quarter. The change was primarily due to non-cash foreign exchange movements where the second quarter included a $5 million pre-tax foreign exchange loss while the prior-year quarter included a $4 million pre-tax foreign exchange gain. The second quarter of 2016 also included non-cash pre-tax losses of $10 million on the revaluation of the gold stream obligation and $8 million on the revaluation of the company's gold price options contracts, both of which did not have an impact on the prior-year quarterly earnings.

New Gold's second quarter cash generated from operations before changes in non-cash operating working capital increased by $20 million, or 31%, to $82 million. The increase relative to the second quarter of 2015 was primarily attributable to the company's strong operating performance and the higher realized gold price more than offsetting the decrease in the realized copper price. The company's cash generated from operations in the second quarter increased by $22 million, or 39%, to $79 million.

For the six-month period ended June 30, 2016, revenues of $335 million remained in line with the first half of 2015 as higher gold and copper sales volumes and a higher realized gold price offset a decrease in the realized copper price.

Driven by a $31 million decrease in operating expenses, New Gold's first half operating margin increased by 21% to $168 million.

New Gold had adjusted net earnings of $13 million, or $0.03 per share, in the first half of 2016 relative to an adjusted net loss of $6 million, or $0.01 per share, in the prior-year period. The increase in earnings was attributable to the increase in operating margin and a $14 million decrease in finance costs, which were only partially offset by a $14 million increase in depreciation and depletion expense and a $4 million cumulative increase in share-based payment and exploration and business development expenses.

The company reported net earnings of $18 million, or $0.04 per share, in the first half relative to a net loss of $34 million, or $0.07 per share, in the first six months of 2015. The change was primarily due to non-cash foreign exchange movements where the first half of 2016 included a $29 million pre-tax foreign exchange gain while the prior-year period included a $32 million pre-tax foreign exchange loss. The 2016 first half foreign exchange gain was offset by non-cash pre-tax losses of $26 million on the revaluation of the gold stream obligation and $4 million on the revaluation of the company's gold price options contracts, both of which did not have an impact on the first half of the prior year.

For the six-month period ended June 30, 2016, New Gold's cash generated from operations before changes in non-cash operating working capital increased by $14 million, or 11%, to $145 million. The increase relative to the first half of 2015 was primarily attributable to the decrease in the company's operating expenses. The company's cash generated from operations in the first half of 2016 increased by $14 million, or 11%, to $141 million.

FINANCIAL UPDATE

New Gold's cash and cash equivalents as at June 30, 2016 were $220 million. The company also has a $300 million revolving credit facility, of which $121 million has been used as at June 30, 2016 to issue letters of credit, with the balance remaining undrawn. In addition, the remaining $75 million of the stream deposit is to be received from RGLD Gold AG, a wholly-owned subsidiary of Royal Gold Inc., when 60% of the estimated Rainy River project development capital has been spent and other customary conditions have been satisfied, which is expected to be late in the third quarter or early in the fourth quarter of 2016.

During the first quarter, New Gold announced that it had entered into gold price option contracts. New Gold purchased put options with a strike price of $1,200 per ounce covering 270,000 ounces of gold and simultaneously sold call options with a strike price of $1,400 per ounce covering an equivalent 270,000 ounces. The contracts cover 30,000 ounces of gold per month for the nine-month period from April through December 2016. As the gold price traded between $1,200 and $1,400 per ounce during the second quarter, the first three 30,000 per month contracts expired unexercised. As at the beginning of the third quarter, there were 180,000 ounces covered by the contracts for the balance of 2016.

At June 30, 2016, the face value of the company's long-term debt was $800 million (book value – $789 million). The components of the debt include: $300 million of 7.00% face value senior unsecured notes due in April 2020 and $500 million of 6.25% face value senior unsecured notes due in November 2022. The company currently has approximately 513 million shares outstanding.

PROJECTS UPDATE

RAINY RIVER

Development activity at New Gold's Rainy River project, located in northwestern Ontario, continued to advance during the second quarter. The focus of the 2016 development activities is the construction of the processing facilities and supporting infrastructure as well as the initial stripping of the open pit.

RAINY RIVER – 2016 SECOND QUARTER PROJECT UPDATES

•	Overall construction progress is currently over 40% complete
•	Plant site earthworks substantially complete
•	Concrete placement over 75% complete
•	Power line construction substantially complete
•	Installation of mechanical, piping, electrical and instrumentation underway in grinding building and primary crusher
•	First ball mill shell segment placed in grinding building
•	Pre-leach thickener tank 90% complete
•	Leach tanks over 30% complete
•	Received approval to being pumping an initial amount of water from Pinewood river to water management facility for storage
•	Approvals to commence remediation work on water management facilities expected in the coming weeks
•	Final submission of redesigns to tailings management facility planned for mid-August
•	225 people currently on full-time operations team with over 70% from local communities, including over 30% from Indigenous communities
•	Material moved for mine development on target
•	No Lost Time Incidents since New Gold acquired the project in 2013

Construction of the process facilities and the pre-production mining activities are advancing well. During the second quarter, the installation of the mechanical, piping, electrical and instrumentation equipment started both in the grinding building and the primary crusher and the first ball mill shell was installed. The mine operations team moved approximately 5.0 million tonnes of waste and overburden during the quarter, bringing the total material moved to date to over 7.0 million tonnes. The team continues to increase the mining rate and is now moving an average of approximately 68,000 tonnes per day.

As previously disclosed, during the course of the construction of the water management facility earlier in 2016, New Gold identified areas where the strength of the foundation is less than was estimated for the original designs. As a result, during the second quarter, the company submitted revised construction designs for regulatory review. Based on recent communications, New Gold anticipates receipt of the requisite permit amendments to begin the remediation work on the water management facility in the coming weeks. Consistent with New Gold's previous disclosure, the company's remediation plan includes the addition of rock toe buttresses at the base of the water management berms. Subsequent to the end of the second quarter, the company received approval to begin pumping an initial amount of water from the Pinewood river to the water management facility for storage.

The company is also finalizing its review of the tailings management facility design, parts of which are similarly impacted by the foundation conditions, and plans to submit its proposed redesigns for regulatory review by mid-August. New Gold's proposed redesign incorporates flatter slope angles and wick drains in some areas. Construction on both the water management and tailings facilities will recommence immediately after receiving the respective approvals.

With construction of the processing facilities and other components of the project on schedule, and the process of amending the water and tailings management facilities advancing as planned, the company continues to target first production at Rainy River in mid-2017. In support of this schedule, New Gold continues to work with Environment and Climate Change Canada towards obtaining a Schedule 2 Amendment, required to deposit mine waste in certain creeks, which is targeted to be received in mid-2017. However, the Schedule 2 Amendment is not required to maintain the planned mid-2017 start-up, as the company has also evaluated the potential to construct a smaller starter dam within the broader tailings management facility. The contemplated smaller facility would have capacity for approximately six months of mine waste and would not require a Schedule 2 Amendment.

Project capital expenditures at Rainy River during the second quarter totalled $107 million, bringing the total project development capital spending through June 30, 2016 to $501 million. Based on the development capital spent to date, and assuming a C$1.30/US$ exchange rate on capital expenditures going forward, the total Rainy River capital cost is expected to be approximately $940 million. The total capital cost estimate includes the previously announced $35 million of additional capital required to adjust the design of the water and tailings management facilities.

Overall, the Rainy River project enhances New Gold's growth pipeline through its manageable capital costs, significant production scale at below current industry average costs and exciting longer-term exploration potential in a great mining jurisdiction. Rainy River is expected to generate significant gold production growth for New Gold at costs below the company's 2016 guidance for all-in sustaining costs. Relative to the company's consolidated 2016 gold production guidance of 360,000 to 400,000 ounces, Rainy River alone is expected to produce an average of 325,000 ounces of gold annually, which will more than offset the decrease in production and cash flow arising from the transition of Cerro San Pedro to residual leaching. The company looks forward to advancing the Rainy River project and providing further updates on its development.

BLACKWATER

The company's Blackwater project, located in south-central British Columbia, is expected to produce an average of 485,000 ounces of gold per year at below industry average costs. The current focus at Blackwater is attaining the approval of the Environmental Assessment ("EA"). The coordinated Federal and Provincial EA technical review is in progress and New Gold is in the process of responding to the comments received from the Federal government, Provincial agencies and local Indigenous communities. The company continues to anticipate approval of the Blackwater Provincial EA by early 2017.

Capital expenditures at Blackwater during the second quarter and first half of 2016 were $3 million and $4 million, respectively.

EL MORRO PROPERTY – 4% GOLD STREAM

As part of New Gold's 2015 sale of its 30% interest in the El Morro property to Goldcorp Inc. ("Goldcorp"), the company retained a 4% stream on future gold production from El Morro. The El Morro property forms part of Goldcorp and Teck Resources Limited's NuevaUnión project (formerly Project Corridor). A pre-feasibility study is expected to commence for NuevaUnión in the fourth quarter of 2016 and is expected to be completed in mid-2017. Environmental Impact Assessment baseline studies are expected to commence in the second half of 2016.

As at the end of 2015, 4% of the El Morro mineral reserves represented 357,000 ounces of gold. For a detailed breakdown of mineral reserves by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

WEBCAST AND CONFERENCE CALL

A webcast and conference call to discuss these results will be held on Thursday, July 28, 2016 beginning at 9:30 a.m. Eastern time. Participants may participate via webcast by registering on our website at www.newgold.com. You may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada. A recorded playback of the conference call will be available until August 28, 2016 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 45491569. An archived webcast will also be available until October 28, 2016 at www.newgold.com.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: guidance for production, total cash costs and all-in sustaining costs, and the factors contributing to those expected results, as well as expected capital and other expenditures; planned activities for 2016 and beyond at the Company's projects; the expected production, costs, economics and operating parameters of the Rainy River project; targeting timing for development and other activities related to the Rainy River project; and statements with respect to the payment of the remaining $75 million from Royal Gold.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's annual and quarterly management's discussion and analysis ("MD&A"), its Annual Information Form and its Technical Reports filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar, Australian dollar, Mexican peso and U.S. dollar being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with Indigenous groups in respect of the Rainy River and Blackwater projects being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines; (9) the results of the feasibility study for the Rainy River project being realized; (10)  in the case of all-in sustaining cost outlooks at the Rainy River project, the assumed exchange rate being C$1.25/US$; and (11) conditions to the payment of the remaining $75 million from Royal Gold being satisfied later in 2016.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia and Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia and Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, including, but not limited to: in Canada, obtaining the necessary permits for the Rainy River, New Afton C-zone and Blackwater projects; and in Mexico, where Cerro San Pedro has a history of ongoing legal challenges related to our environmental authorization; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies including the feasibility studies for the Rainy River, New Afton C-zone and Blackwater projects; the uncertainty with respect to prevailing market conditions necessary for a positive development decision at Blackwater; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements, including those associated with the environmental assessment process for Blackwater. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist and a "Qualified Person" as defined under National Instrument 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold's Annual Information Form for the year ended December 31, 2015 filed on www.sedar.com.

NON-GAAP MEASURES

(1) ALL-IN SUSTAINING COSTS AND SUSTAINING COSTS
"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the company in assessing the company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) TOTAL CASH COSTS
"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The company believes that certain investors use this information to evaluate the company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided below and in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

TOTAL CASH COSTS AND ALL-IN SUSTAINING COSTS RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, unless otherwise noted)	2016	2015	2016	2015

Operating expenses	$84.7	$98.2	$166.6	$197.8
Treatment and refining charges on concentrate sales	3.8	8.5	7.3	15.9
Adjustments	0.6	1.0	(0.2)	1.7
Total cash costs before by-product revenue	89.1	107.7	173.7	215.4
By-product copper and silver sales	(55.1)	(71.7)	(109.3)	(134.5)
Total cash costs net of by-product revenue	34.0	36.0	64.4	80.9
Gold ounces sold	101,820	87,754	187,851	180,152
Total cash costs per gold ounce sold ($/ounce)	$334	$410	$343	$449
Total cash costs per gold ounce sold on a co-product basis ($/ounce)	$609	$704	$625	$717
Total cash costs net of by-product revenue	34.0	36.0	64.4	80.9
Sustaining capital expenditure	27.1	35.7	49.5	75.0
Sustaining exploration - expensed	1.8	1.2	4.2	1.6
Corporate G&A including share-based compensation	8.7	7.1	17.4	15.1
Reclamation expenses	1.3	0.9	2.4	2.0
Total all-in sustaining costs	72.9	80.9	137.9	174.6
All-in sustaining costs per gold ounce sold ($/ounce)	$717	$922	$736	$969
All-in sustaining costs per gold ounce sold on a co-product basis ($/ounce)	$871	$1,007	$885	$1,038

(3) CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL
"Cash generated from operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, which exclude changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before temporary working capital changes.

CASH GENERATED FROM OPERATIONS BEFORE CHANGES IN WORKING CAPITAL RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015

Cash generated from operations	$79.2	$56.9	$140.7	$126.7
Add back (deduct): Change in non-cash operating working capital	3.2	5.8	3.8	3.4
Cash generated from operations before changes in non-cash working capital	82.4	62.7	144.5	130.1

(4) ADJUSTED NET (LOSS)/EARNINGS
"Adjusted net (loss)/earnings" and "adjusted net (loss)/earnings per share" are non-GAAP financial measures. Net (loss)/earnings have been adjusted and tax affected for the group of costs in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

ADJUSTED NET EARNINGS RECONCILIATION

	Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015

Net (loss) earnings before taxes	($3.0)	$10.3	$18.2	($26.7)
Other losses (gains)	22.7	(10.5)	1.0	20.9
Inventory write-down	(0.7)	(0.6)	-	(0.8)
Adjusted net earnings (loss) before tax	19.0	(0.8)	19.2	(6.6)
Income tax expense	(5.8)	(0.9)	(0.2)	(7.7)
Income tax adjustments	0.5	0.4	(5.6)	7.9
Adjusted income tax (expense) recovery	(5.3)	(0.5)	(5.8)	0.2
Adjusted net earnings (loss)	13.7	(1.3)	13.4	(6.4)
Adjusted earnings (loss) per share (basic)	0.03	-	0.03	(0.01)
Adjusted effective tax rate	28%	68%	30%	(2%)

(5) AVERAGE REALIZED PRICE
"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

(6) OPERATING MARGIN
"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

OPERATING MARGIN RECONCILIATION

Three months ended June 30		Six months ended June 30
(in millions of U.S. dollars)	2016	2015	2016	2015

Revenues	$180.3	$167.7	$334.8	$336.6
Less: Operating expenses	(84.7)	(98.2)	(166.6)	(197.8)
Operating margin	95.6	69.5	168.2	138.8

CONDENSED CONSOLIDATED INCOME STATEMENTS (unaudited)

	Three months ended June		Six months ended June
(in millions of U.S. dollars, except per share amounts)	2016	2015	2016	2015
Revenues	180.3	167.7	334.8	336.6
Operating expenses	84.7	98.2	166.6	197.8
Depreciation and depletion	62.3	50.9	119.9	106.0
Earnings from mine operations	33.3	18.6	48.3	32.8

Corporate administration	5.9	5.5	11.6	11.5
Share-based payment expenses	2.8	1.9	5.8	4.0
Exploration and business development	2.0	1.2	4.5	2.3
Earnings from operations	22.6	10.0	26.4	15.0

Finance income	0.2	0.4	0.5	0.6
Finance costs	(3.1)	(10.6)	(7.7)	(21.4)
Other (losses) gains	(22.7)	10.5	(1.0)	(20.9)

(Loss) earning before taxes	(3.0)	10.3	18.2	(26.7)
Income tax expense	(5.8)	(0.9)	(0.2)	(7.7)
Net (loss) earnings	(8.8)	9.4	18.0	(34.4)

(Loss) earnings per share
Basic	(0.02)	0.02	0.04	(0.07)
Diluted	(0.02)	0.02	0.04	(0.07)

Weighted average number of shares outstanding (in millions)
Basic	511.2	509.1	510.4	508.8
Diluted	511.2	509.8	511.6	508.8

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

	As at June 30	As at December 31
(in millions of U.S. dollars)	2016	2015
ASSETS
Current assets
Cash and cash equivalents	219.5	335.5
Trade and other receivables	106.0	109.0
Inventories	141.0	145.9
Current income tax receivable	13.7	19.2
Prepaid expenses and other	5.4	5.0
Total current assets	485.6	614.6

Non-current inventories	140.3	115.4
Mining interests	2,966.5	2,803.2
Deferred tax assets	177.7	138.9
Other	3.6	3.4
Total assets	3,773.7	3,675.5
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	160.0	141.1
Current income tax payable	3.6	6.2
Total current liabilities	163.6	147.3

Reclamation and closure cost obligations	72.4	67.5
Gold stream obligation	13.6	9.2
Provisions	207.3	147.6
Derivative liabilities	2.1	2.1
Long-term debt	788.5	787.6
Deferred tax liabilities	410.0	414.4
Other	0.2	0.2
Total liabilities	1,657.7	1,575.9

Equity
Common shares	2,854.2	2,841.0
Contributed surplus	100.8	102.3
Other reserves	(10.7)	2.6
Deficit	(828.3)	(846.3)
Total equity	2,116.0	2,099.6
Total liabilities and equity	3,773.7	3,675.5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)

	Three months ended June		Six months ended June
(in millions of U.S. dollars)	2016	2015	2016	2015
OPERATING ACTIVITIES
Net (loss) earnings	(8.8)	9.4	18.0	(34.4)
Adjustments for:
Foreign exchange losses (gains)	4.9	(4.2)	(29.0)	31.8
Reclamation and closure costs paid	-	(0.1)	(0.9)	(0.2)
Depreciation and depletion	62.6	50.7	120.2	105.8
Other non-cash adjustments	6.0	(0.6)	4.8	(5.2)
Income tax expense	5.8	0.9	0.2	7.7
Finance income	(0.2)	(0.4)	(0.5)	(0.6)
Finance costs	3.1	10.6	7.7	21.4
Unrealized loss on gold stream liability	10.4	-	25.5	-
	83.8	66.3	146.0	126.3
Change in non-cash operating working capital	(3.2)	(5.8)	(3.8)	(3.4)
Income taxes (paid) refunded	(1.4)	(3.6)	(1.5)	3.8
Cash generated from operations	79.2	56.9	140.7	126.7
INVESTING ACTIVITIES
Mining interests	(138.2)	(73.9)	(245.6)	(143.1)
Government grant received	-	-	-	0.8
Proceeds from the sale of assets	-	-	(2.1)	-
Gold price option contract investment costs	0.6	0.6	1.1	0.6
Interest received	0.2	0.4	0.5	-
Cash used by investing activities	(137.4)	(72.9)	(246.1)	(141.7)

FINANCING ACTIVITY
Proceeds received from exercise of options and warrants	6.4	-	7.2	0.1
Financing initiation costs	-	-	(0.3)	-
Interest paid	(26.7)	(26.1)	(27.5)	(26.1)
Cash used by financing activities	(20.3)	(26.1)	(20.6)	(26.0)
Effect of exchange rate changes on cash and cash equivalents	(0.3)	3.1	10.0	(2.7)

Change in cash and cash equivalents	(78.8)	(39.0)	(116.0)	(43.7)
Cash and cash equivalents, beginning of period	298.3	365.8	335.5	370.5
Cash and cash equivalents, end of period	219.5	326.8	219.5	326.8

Cash and cash equivalents are comprised of:
Cash	154.2	232.8	154.2	232.8
Short-term money market instruments	65.3	94.0	65.3	94.0
	219.5	326.8	219.5	326.8

SOURCE New Gold Inc.

%CIK: 0000800166

For further information: Hannes Portmann, Executive Vice President, Business Development, Direct: +1 (416) 324-6014, Email: info@newgold.com

CO: New Gold Inc.

CNW 17:01e 27-JUL-16